FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica –T. Deutschland completed transfer of approximately 6,000 mobile sites in first tranche to Telxius	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated June 8, 2020, today, in execution of the obligations under the agreement signed between Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG and Telxius Telecom, S.A. (“Telxius”) to sell in two phases approximately 10,100 sites to Telxius for 1.5 billion euros, Telxius has acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH which owned approximately 6,000 sites (included in the first phase).

As agreed, the total purchase price of EUR 896 million for the above sites included in this first phase will be paid in two instalments, 85% in the second half of 2020 and the remaining in the third quarter of 2025.

As planned, the remaining 40% of the total site perimeter will be transferred in a second tranche to Telxius, in August 2021.

Madrid, September 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 1, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors